

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 21, 2008

Mr. Adam Wasserman
Chief Financial Officer
Gold Horse International, Inc.
1643 Royal Grove Way
Weston, Florida 33327

Re: **Gold Horse International, Inc.**
       Registration Statement on Form SB-2
       Filed on January 23, 2008
       File No. 333-148827
       Form 10-KSB for the Year Ended June 30, 2007
       Filed on October 15, 2007
       File No. 0-30311

Dear Mr. Wasserman:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the sale of 10,285,470 shares. Because of the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, it appears that the transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of the shares, please identify the selling security holders as underwriters and

include a fixed price at which they will sell the securities or reduce the size of the offering.

2. Please disclose the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

3. Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please disclose the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to the selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

4. Please provide tabular disclosure of:

    - the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:
        o the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;
        o the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:
            ▪ if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and
            ▪ if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;
    - the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);
    - the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of

the sale of the convertible notes and the total possible shares underlying the convertible notes;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholder may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

5.   Please provide tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
   - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
   - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

6.   Please provide tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible notes transaction;
- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3;
- the resulting net proceeds to the issuer; and
- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 4 and Comment 5.

Further, please provide disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to Comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

7.   Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;
- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage

calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

8.   Please provide tabular disclosure comparing:

- the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;
- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;
- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9.   Please provide the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have any existing short position in the company's stock, the following additional information:
  o the date on which each such selling shareholder entered into that short position; and
  o the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement

>   (*e.g.*, before or after the announcement of the convertible note
>   transaction, before the filing or after the filing of the registration
>   statement, etc.).

10.   Please provide:

-   a materially complete description of the relationships and arrangements that have
    existed in the past three years or are to be performed in the future between the
    issuer (or any of its predecessors) and the selling shareholders, any affiliates of
    the selling shareholders, or any person with whom any selling shareholder has a
    contractual relationship regarding the transaction (or any predecessors of those
    persons) – the information provided should include, in reasonable detail, a
    complete description of the rights and obligations of the parties in connection
    with the sale of the convertible notes; and
-   copies of all agreements between the issuer (or any of its predecessors) and the
    selling shareholders, any affiliates of the selling shareholders, or any person with
    whom any selling shareholder has a contractual relationship regarding the
    transaction (or any predecessors of those persons) in connection with the sale of
    the convertible notes.

>   If it is your view that such a description of the relationships and arrangements between
>   and among those parties already is presented in the prospectus and that all agreements
>   between and/or among those parties are included as exhibits to the registration statement,
>   please provide us with confirmation of your view in this regard.

11.   Please note that "SB" registration statements filed on or after February 4, 2008 must
        comply with the requirements adopted by the Commission and published in Release No.
        33-8876 (Dec. 19, 2007) entitled "Smaller Reporting Company Regulatory Relief and
        Simplification." Therefore, in your next amendment, please revise the registration
        statement cover page to reflect that you are filing a Form S-1; however, you will be able
        to continue using the disclosure format and content based on the "SB" form until six
        months after the February 4, 2008 effective date. For guidance, you may wish to refer to
        our compliance guide, which is available on our website at:
        http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

12.   We note that the Levie Valuation Report, available through your website, contains a
        statement regarding the estimated fair market value of the company. Please consider
        revising the content of your website so that information is properly archived as contemplated
        by Rule 433(e)(2).

Prospectus Summary, page 2

13.   Please briefly describe the development of your business during the last three years, including the history and business of Speedhaul Inc., and Genesis Technology Group, Inc.'s active role in the company's management and business activities. Also describe any material agreements relating to the reverse mergers or other material reclassifications of the company, such as the 2006 agreement and plan of share exchange between Gold Horse and Genesis and its subsequent termination. We note disclosure regarding these relationships and transactions in press releases and other EDGAR filings.

14.   Please briefly describe, in plain English, the construction, hotel, and real estate businesses of the Jin Ma Companies. Also describe your other subsidiaries and the business or purpose of these subsidiaries and your organizational structure.

15.   Please briefly describe in the Summary, the material terms of the Contractual Arrangements and their termination dates.

16.   Please add a diagram in this section that depicts your current organizational structure, including the ownership of the assets held by the Jin Ma Companies and your president and CEO.

About the Offering, page 3

17.   Please briefly describe the material terms of the securities related to the convertible debenture transaction.

18.   Please describe the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Management's Discussion and Analysis, page 19

Recent Accounting Pronouncements, page 23

19.   You state that you are required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. You also state that you are currently assessing the impact, if any, that the adoption of SFAS 158 will have on your financial statements. Please revise your disclosure to clarify, if true, that because you do not contribute toward a pension plan for your employees, the initial recognition and required disclosures required by SFAS 158 are not applicable at this time.

Results of Operations, page 24

20.   On page 25 you state that for the construction segment, cost of sales as a percentage of net revenues was 16% for the period ended September 30, 2006. However, it appears the correct percentage is 84%. Please advise or revise accordingly.

21.   You mention hotel operating expenses in your discussion of bad debt expense for the year ended June 30, 2007, on page 28. Please tell us how hotel operating expenses relate to bad debt expense or delete the reference.

22.   We note the decrease in general and administrative expenses approximated 59% for each of the interim and annual periods presented, as discussed on pages 26 and 29. You state the decrease is attributable to a decrease in office supplies and expenses and other general and administrative expenses. Please tell us how such a significant decline in general and administrative expenses is reasonable, given the Company's growth in those periods. Please also clarify whether the aggregate reduction in office supplies and expenses and other general and administrative expenses of $99,591 is included in the total decrease of $187,908, for the year ended June 30, 2007, as discussed on page 29.

Liquidity and Capital Resources, page 29

23.   You discuss liquidity and capital resources for only the three months ended September 30, 2007. Please revise your discussion to include analysis for the full fiscal years presented. Ensure that your discussion of cash flows from operations includes a detailed analysis of the material activity therein. Refer to Item 303(a) of Regulation S-K.

24.   On page 29, you discuss the decrease in your working capital position of $1.6 million. Please explain the reason for the reclassification of the related party receivables and other items.

25.   On page 21 you briefly discuss your allowance for doubtful accounts in the amounts of $822,634 and $816,140 on long-term accounts receivable and other receivable balances, respectively, at September 30, 2007. Given the materiality of receivables to total assets and operating cash flows, please tell us and disclose for both the long-term accounts receivable and the other receivable: i) the number of separate receivables that are aggregated into each of these line items, ii) the nature of these receivables and terms of payment, and iii) whether the allowance covers all balances deemed at risk.

Contractual Obligations and Off-Balance Sheet Arrangements, page 30

26.   Please revise your table on page 31 to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

27.   Please revise your disclosure on page 32 to clarify that you have no off-balance sheet arrangements.

Recent Capital Raising Transaction, page 32

28.   Please tell us whether you have recorded a beneficial conversion option related to the convertible debentures. We note that the debentures are convertible at any time at the option of the holder into shares of your common stock based upon a conversion rate of $0.344 per share. Tell us how you have considered EITF Issues 00-27 and 98-5.

29.   Please disclose the fair value of the warrants issued in conjunction with the convertible debentures and the assumptions used to value the warrants. Disclose whether you account for the warrants as equity or as a liability.

30.   Please clarify whether you have paid interest in shares of your common stock on your 10% secured convertible debentures. If so, please state how the shares of your common stock were valued.

31.   You disclose on page 34 that you are subject to the payment to the holders of the outstanding debentures and warrants liquidated damages if the registration statement for which this prospectus is a part is not declared effective within 120 days from the date of the Securities Purchase Agreement (or 150 days if the staff of the SEC reviews the filing), or if all the securities are not registered by April 30, 2008. Please revise your discussion to include the disclosure requirements of paragraph 12 of FSP EITF 00-19-2.

32.   Please tell us whether, based on comment 1, the second closing will occur.

33.   We note that you will issue $1,092,000 principal amount of convertible debentures shortly after effectiveness.   Please tell us how this is consistent with the guidance set out paragraph 3S in the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations. Note that we consider agreements that give investors the right to acquire additional securities as providing the investor with an investment decision that

suggests the investor is not irrevocably bound. Tell us why these provisions do not provide the investor with such an investment decision.

Our Business, page 34

34.   Please describe in this section and, if applicable, the Risk Factors, the company's dependence on one or a few major customers. We note the disclosure in the footnotes to the financial statements that one customer provided 73% of the company's revenue for the three months ended September 30, 2007 and the company had $ 5,395,005 of accounts receivable due from this customer. Please identify any customers representing in excess of 10% of your revenues.

35.   We note your disclosure in the Risk Factors that compliance with environmental regulations can be expensive. Please disclose the costs and effects of compliance with environmental laws (federal, state and local).

Management, page 54

36.   Based on disclosure in other public filings, it appears that Adam Wasserman was previously affiliated with Genesis Technology Group, Inc. and Speedhaul Holdings, Inc. Please disclose these relationships.

Principal Shareholders, page 60

37.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares owned by Genesis Technology Group, Inc.

Selling Security Holders, page 63

38.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by each selling security holder.

39.   We note your disclosure that none of the selling security holders are broker-dealers. Please disclose whether any of the entities listed in the selling stockholders table are affiliates of a broker-dealer. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

September 30, 2007, Financial Statements

Consolidated Balance Sheet, page F-2

40.   We note the line item included in the stockholders' equity section herein "Non controlling Interest in Variable Interest Entities" in the amount of $5,954,807. Please explain the nature of this balance, your accounting treatment and the applicable authoritative guidance. We note the June 30, 2007, consolidated balance sheet reports additional paid-in capital in the same amount.

Note 6 – Intangible Asset, page F-14

41.   Please tell us your basis in GAAP for the classification of the payment of deposits for land use rights as an investing activity on the statement of cash flows.

Note 14 – Major Customers & Vendors, page F-18

42.   You disclose that one customer provided 73% of your revenue for the three months ended September 30, 2007. We note that as of June 30, 2007, as discussed on page F-40, three customers provided 20%, 36%, and 15% of your revenues for an aggregate percentage of 71%. Please revise management's discussion and analysis to discuss the reasons for these concentrations in greater detail. Discuss the specific projects that drove these concentrations.

Note 16 – Subsequent Event, page F-18

43.   You state that in October 2007, you sold 1,594,793 shares of common stock to 99 individuals for net proceeds of $1,594,793. However, we note on page F-40 your disclosure that from July to October 2007, you sold 1,468,458 shares of common stock to 67 individuals for net proceeds of $1,468,458. Please i) reconcile these disclosures for us, and ii) tell us and disclose where you have accounted for the impact for those shares that were sold during the quarter ended September 30, 2007. We also note the disclosure in Note 11.

Financial Statements for the Years Ended June 30, 2007 and 2006

44.   Please tell us why the June 30, 2007, financial statements are labeled as that of Speedhaul Holdings, Inc., and why the audit report was issued under that name. We assume that these financial statements are those of the combined entities subsequent to the Share Exchange Agreement on June 29, 2007.

Note 10 – Income Taxes, page F-38

45.   Please tell us the nature of the line item "Foreign income not recognized in the U.S." in your tax rate reconciliation table.

46.   Please tell us the facts and circumstances that have led to the scenario in which no significant book and tax basis differences exist except for the permanent differences.

Form 10-KSB for the Year Ended June 30, 2007

General

47.   Please address the comments for the Form SB-2 in future periodic filings to the extent the comments are applicable.

48.   We note that the Form 10-KSB contains several other risk factors not included in the Form SB-2. In this regard, for example, we would expect that risks relating to the ownership of your securities starting on page 27 would be applicable to the Form SB-2 as well. Please tell us why you have not included such risk factors, or revise your Form SB-2 accordingly.

Item 8A. Controls and Procedures, page 41

49.   We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were not effective as of June 30, 2007. However, you do not explain how you came to this conclusion. Please tell us whether you or your auditors identified any material weaknesses in your disclosures controls and procedures. Refer to Question 11 of the SEC's Office of the Chief Accountant Division of Corporation Finance's "Management's Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions," available at http://www.sec.gov/info/accountants/controlfaq1004.htm. We note the same disclosure has been made in your September 30, 2007, Form 10-QSB.

****

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenn Do at (202) 551-3743 or Terence O'Brien at (202) 551- 3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: James M. Schneider, Esq.
       Schneider Weinberger & Beilly LLP
       2200 Corporate Blvd, NW, Suite 210
       Boca Raton, FL 33431